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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of March, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X       Form 40-F
                                  -----               -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                        Yes                 No   X
                            -----              -----

       (If "Yes" is marked, indicate below the file number assigned to the
    registrant in connection with Rule 12g3-2(b): 82-          .)
                                                     ----------

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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).
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     March 5, 2002



TO SHAREHOLDERS:

     We hereby call the 42nd Ordinary General Meeting of Shareholders pursuant to Article 18 of the Corporation's Article of Incorporation as follows and seek your attendance.

     1.   Time: March 21, 2003. 10:00 a.m. (Seoul Time)

     2.   Place: 167, Samseong-dong, Gangnam-gu, Seoul 135-791
          Korea Electric Power Corporation, Grand Hall

     3.   Purpose of Meeting and Agenda

          1) Reports:                Reports on the Business and Audit Results
                                     for the period of Year 2002

          2) Approval of Agenda:     Approval of Non-Consolidated Balance Sheet,
                                     Profit and Loss Statement and the Proposed
                                     Appropriation of Retained Earnings in
                                     respect of Year 2002, all prepared in
                                     accordance with Korean GAAP*

     * Preliminary, Unaudited Financial Statements, prepared in accordance with Korean generally accepted accounting principles, are attached hereto

     KEPCO retained Credit Suisse First Boston Corporation and Lehman Brothers Inc. as Solicitation Agents.

                        KOREA ELECTRIC POWER CORPORATION

                         NON-CONSOLIDATED BALANCE SHEETS

                             AS OF DECEMBER 31, 2002

                                                                       (Korean Won In millions)
                                                                       ------------------------
ASSETS
Property, Plant and Equipment:
  Utility plant                                                              34,432,036
  Less: accumulated depreciation                                             (5,939,624)
  Less: construction grants                                                  (2,321,138)
                                                                             ----------
                                                                             26,171,274
  Construction in-progress                                                    1,986,138
                                                                             ----------
                                                                             28,157,412
                                                                             ----------
Investments and others:
  Investment securities                                                      22,239,278
  Others                                                                      1,063,169
                                                                             ----------
                                                                             23,302,447
                                                                             ----------
Current assets:
  Cash and cash equivalents                                                     610,056
  Trade receivables, net of allowance for doubtful accounts                   1,400,411
  Other account receivables, net of allowance for doubtful accounts             228,101
  Short-term financial instruments                                               79,000
  Short-term loans                                                                8,450
  Inventories                                                                    65,217
  Other current assets                                                           94,519
                                                                             ----------
                                                                              2,485,754
                                                                             ----------
     Total Assets                                                            53,945,613
                                                                             ==========

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity:
  Common stock                                                                3,200,504
  Capital surplus                                                            14,311,579
  Retained earnings
    Appropriated                                                             17,899,940
    Unappropriated                                                                    -
  Capital adjustments:                                                           35,707
                                                                             ----------
     Total Shareholders' Equity                                              35,447,730
                                                                             ----------
Long-term liabilities:
  Long-term debt                                                              9,973,313
  Accrued severance indemnities, net                                            226,609
  Reserve for self insurance                                                     82,537
  Currency and interest rate swaps                                              468,900
  Financial lease liabilities                                                     4,993
  Deferred income tax liabilities                                             1,354,128
  Other long-term liabilities                                                   325,533
                                                                             ----------
                                                                             12,436,013
                                                                             ----------
Current liabilities:
  Trade payables                                                              1,238,749
  Current portion of long-term debt                                           2,454,722
  Income taxes payable                                                          682,777
  Dividends payable                                                             513,503
  Other current liabilities                                                   1,172,119
                                                                             ----------
                                                                              6,061,870
                                                                             ----------
     Total Liabilities                                                       18,497,883
                                                                             ----------
     Total Shareholders' Equity and Liabilities                              53,945,613
                                                                             ==========

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                      NON-CONSOLIDATED STATEMENTS OF INCOME

                      FOR THE YEARS ENDED DECEMBER 31, 2002

                                                                        (Korean Won In millions)
                                                                        ------------------------
OPERATING REVENUES:
  Sale of electricity                                                          20,716,297
  Other operating revenues                                                        331,577
                                                                               ----------
                                                                               21,047,874
                                                                               ----------
OPERATING EXPENSES:
  Power generation, transmission, distribution                                  3,365,041
  Purchased power                                                              14,532,830
  Other operating costs                                                           327,226
  Selling and administrative expenses                                             940,016
                                                                               ----------
                                                                               19,165,113
                                                                               ----------
OPERATING INCOME                                                                1,882,761

OTHER INCOME (EXPENSE):
  Interest income                                                                  23,710
  Interest expense                                                               (627,954)
  Gain (loss) on foreign currency transactions and translation, net               398,544
  Gain on valuation using the equity method of accounting                       2,178,492
  Gain (loss) on valuation of investments, net                                     (1,244)
  Gain on disposal of investment, net                                             433,151
  Loss on disposal of utility plant, net                                          (16,671)
  Gain (loss) on repayment of bonds                                                14,151
  Valuation gain (loss) on currency and interest rate swaps, net                   63,158
  Donations                                                                       (76,825)
  Rent                                                                            108,439
  Other, net                                                                      (51,419)
                                                                               ----------
                                                                                2,445,532
                                                                               ----------

ORDINARY INCOME/INCOME BEFORE INCOME TAXES                                      4,328,293

INCOME TAXES EXPENSE                                                            1,268,478
                                                                               ----------
NET INCOME                                                                      3,059,815
                                                                               ==========

EARNINGS PER SHARE
Basic                                                                               4,788
                                                                               ==========
Diluted                                                                             4,788
                                                                               ==========


       NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

                      FOR THE YEARS ENDED DECEMBER 31, 2002

                                                                             (Korean Won In millions)
                                                                             ------------------------
RETAINED EARNINGS BEFORE APPROPRIATIONS:
  Unappropriated retained earnings carried over from prior years                             -
  Net income for the year                                                            3,059,815
                                                                                     ---------
                                                                                     3,059,815
                                                                                     ---------
APPROPRIATIONS OF RETAINED EARNINGS:
  Business rationalization reserve                                                           -
  Reserve for business expansion                                                     2,368,465
  Reserve for investment in social overhead capital                                    120,000
  Reserve for research and human development                                            60,000
  Cash dividends                                                                       511,350
                                                                                     ---------
                                                                                     3,059,815
                                                                                     ---------

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR                    -
                                                                                     =========

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            KOREA ELECTRIC POWER CORPORATION



                                            By: /s/ Chung, Soo Eun
                                                --------------------------------
                                            Name:  Chung, Soo Eun
                                            Title: Chief Financial Officer


Date: March 5, 2003